EXHIBIT 11.1

THE UOL GROUP CODE OF ETHICS AND CONDUCT

The UOL S/A (UOL GROUP) Code of ethics and conduct

Universo Online S/A is Brazil’s largest internet company, with four large business areas / Companies: UOL Content, Services UOL Diveo, UOL Edtech and PagSeguro. Its portfolio includes the production of journalistic and entertainment content, the provision of internet access services, e-commerce, online payments, hosting, cloud computing, datacenter, telecom, IT outsourcing, etc.

The UOL GROUP Code of Ethics and Conduct establishes the manner in which professional activities should be performed, as it should be applied by all professionals in their respective functions.

The UOL GROUP Code of Ethics and Conduct consists of the following items:

1.	Mission, Vision, Values.
2.	Personal conduct.
3.	Safeguarding the Company’s assets.
4.	Business conduct.
5.	Comportment on social networks.
6.	Code of ethics for journalists.
7.	Situations that generate doubts.
8.	Responsibilities for compliance with the UOL GROUP Code of Ethics and Conduct.
9.	Doubts, and whistle-blowing.

1.	Mission, Vision and Values

Mission

To offer the best digital products and services to internauts and clients, so as to facilitate the daily routines of individuals and companies.

Vision

To secure its position as Brazil’s largest internet and digital services company, through a modern and profitable group of companies and business units.

Values

–	Economic independence, so as to generate value for shareholders.
–	Editorial independence.
–	Ethics.
–	Simplicity, relevance and ease of use in our products and services.
–	Respect for the privacy, protection and security of our users and clients.
–	A commitment to innovation, so as to improve our user experience and anticipate user needs.
–	A commitment to the client.
–	Excellence in service provision.
–	An orientation towards results.
–	Agility.
–	Appreciation of its professional team.

Beyond the UOL GROUP’s overall Mission, Vision and Values, the Group’s companies and business units also each follow their own specific guidance:

a)	UOL Content and Services (UOL CS):

–	Content: to produce content with credibility, transparency, innovation, quality and agility, based on the editorial principles of the Folha/UOL Group (independence, critical spirit, pluralism and nonpartisanship);

–	Products and Services: to offer to internauts and clients the best internet products and services, for individuals or entities (advertising, virtual stores, subscriptions for content, chat, email, antivirus, technical assistance, backup, etc.).

–	PagSeguro: Products to disrupt and democratize financial services in a concentrated, underpenetrated and high interest rate market by providing a complete digital ecosystem that is simple, mobile-first, self-service, safe and affordable to enhance consumer and merchant experiences.

b)	UOL Diveo:

–	To abet client success by furnishing high-value-added, integrated information technology and communication solutions.
–	To be the benchmark in technology solutions, promoting with excellence the ongoing development of our clients, collaborators and the company, on an integrated and socially responsible basis.
–	To become the best, the most efficient, and to be among the three largest companies for high-value-added, integrated information technology and communication solutions.

c)	UOL Edtech:

–	To transform lives through quality online education.
–	To secure our position as the most relevant education technology company in Brazil.
–	To work responsibly in producing quality educational content.
–	To maintain the commitment to the interests of the company and its shareholders, professional team, partners, and clients.
–	To stimulate a pioneering approach, and outperform goals and expectations.

2.	Personal conduct

Our image in respect of ethical conduct must be preserved by our professionals in all circumstances. Accordingly, all professionals should act in accordance with the highest ethical standards, continuously exercising responsible judgment in their dealings and deliberations. All professionals should treat our clients, suppliers, competitors and professionals even-handedly and ethically.

2.1.	Workplace

We offer a workplace that is healthy, safe, and stimulates productivity and professional development. Sexual harassment, bullying, discrimination or practices based on preconceptions of any type, such as those based on race, color, religion, gender, etc., shall not be tolerated. Professionals should foment collegial relationships grounded in collaboration with and respect for coworkers, clients, suppliers, partners, etc.

Professionals should not in any circumstance use their position, function or Company information to pressure or influence decisions in favor of their particular interests, or that favor suppliers, clients, partners, etc.

Professionals should not use the Company’s or our partners’ data, information or intellectual property except when so authorized and strictly within the purview of their functions, while always appropriately crediting ideas, projects etc.

Managers should take care that workplace relations are always based in professionalism and respect for other professionals. They should also make clear the criteria for management and in-house promotion, based on individual/collective performance and meritocracy.

Managers should promote the Company’s vision and values, so as to transmit them clearly to the team, and align team performance with the corporate goals.

3.	Safeguarding the Company’s assets

All professionals are responsible for the physical integrity of the Company’s properties and assets (including machines and equipment, systems, financial resources, supplies, information, databanks, copyrights, patents, etc.), and for ensuring that they are utilized correctly and efficiently, for professional purposes only, and in accordance with the law.

3.1.	Secure information

All professionals must safeguard the confidentiality of the information that the Company entrusts to them, except when disclosure is expressly authorized. See our Information Security Policy.

3.2.	Participation in external events (in Brazil or elsewhere)

All professionals should be familiar with the Policy for the participation of professionals in external events (in Brazil or elsewhere), which establishes clear rules for the participation of professionals in trainings, speeches, conferences, courses, interviews, etc., as speakers or participants, in Brazil or elsewhere. Access the Policy for participating in external events (in Brazil or elsewhere) and interviews.

4.	Business conduct

All professionals should be ethical and follow the legal requirements in all their dealings in the Company’s name. Regardless of the type of organization with which they are interacting, professionals should strive for the effective fulfillment of signed agreements and contracts, establishing transparent and objective rules, and observing the general standards that follow:

4.1.	Suppliers, partners, clients etc.

We consider a preoccupation with ethical criteria in contract negotiations and closings with suppliers, partners, clients, etc. to be fundamental. This preoccupation is even more relevant when it involves the professionals who directly negotiate contracts with suppliers and clients. In our view, a professional who accepts benefits from suppliers is morally hindered from negotiating in the Company’s best interests. Access the Policy for Relationships with suppliers and clients.

4.2.	Legal compliance

Our policy is to comply with the laws and regulations that apply to our affairs. When, in the exercise of their positions/functions, professionals have doubts about the applicability of any specific laws or regulations, they should seek help from UOL GROUP legal department. The Company abides no posture that would in any way constitute corruption, kickbacks or exchanges of favors.

5.	Comportment on social networks

As a function of the employment relationship, content produced by a professional for social networks – even of a personal nature – may generate associations with the Company’s image, and thus harm it. As such, it is important that such involvement be judicious. We consider the appropriate use of digital media and social networks by professionals to be healthy, as long as it always distinguishes between personal and professional use.

During working hours, it is imperative that access have some purpose relating to professional activity, such that it does not jeopardize the work routine.

See the Policy for conduct on social networks.

6.	Code of ethics for journalists

–	A journalist’s conduct should be guided by a preoccupation with following the profession’s highest ethical principles, which include never using one’s being a journalist to obtain personal advantages, and not writing on matters about which one has a direct personal interest.

–	To avoid a real or apparent conflict of interest, a UOL journalist should not have investments in shares of companies that (s)he writes about with regularity. The recommendation applies for all professionals, not only those who cover the financial markets. For example, journalists who cover health should not have investments in health plans; those covering the real estate market should not be invested in construction companies, etc.

–	Journalists must recuse themselves from assignments on companies and other organizations with which they have some sort of relationship.

–	Any invitation received in one’s capacity as a UOL journalist should be discussed with one’s immediate superior before being accepted. The Company does not commit to publishing texts on matters of interest to the host; exclusively journalistic criteria should govern what will be utilized.

–	Invitations for travel, collaboration with other vehicles for communication, and participation in conferences, seminars, courses, scholarships, and internships, should be submitted to the Content Department. Participation in events when there is a real or apparent conflict of interests will be prohibited.

–	In many cases, the presence of a journalist may alter the routine functioning of a given service or event. In testing the services of a restaurant, for example, it is advisable that the reporter remain anonymous, and obligatory that (s)he pay the bill. Otherwise, the assessment may be compromised by special attention, to which the reader would not have access.

–	In the case of travel, when the invitation is accepted and published text results, the UOL site will clearly state that the journalist’s expenses were paid by the sponsor.

–	A journalist should not participate in a commercial ad, but may take part in public service announcements upon prior authorization from the Content Department.

–	A journalist should not accept gifts whose value exceeds what the Company deems to be significant (consult the Content Department on the limit), including material items or any special discounts at commercial or industrial establishments. All gifts whose value is deemed significant that are sent to UOL or to the journalist’s abode should be forwarded to the Content Department for return with a standard letter of thanks and an explanation. Products sent for release and critical assessment, like copies of books and software, are exempt from this determination.

–	A UOL journalist must not request admission to cultural events like shows and theatrical performances. Whenever necessary (at the discretion of the Content Department), UOL will pay for the admission of the professionals who go to cover such events. In the case of shows at which there are exclusive areas for journalists, UOL can solicit the credentials.

–	In working meetings with sources at restaurants or cafés, a UOL journalist should pay his or her part of the check. UOL will reimburse the professional upon approval from his or her superior.

(source: Manual de Redação da Folha de S. Paulo)

7.	Situations that generate doubts

The Company relies on its professionals’ critical sense and capacity for discernment to avoid situations in which personal versus corporate conflicts of interest may occur.

Some recommended examples of postures toward avoiding situations in which such conflicts of interest may occur are listed below:

–	UOL GROUP professionals should not use their positions/functions to obtain privileges;

–	UOL GROUP professionals should not, without the Company’s consent, work for a competitor, including as an employee, consultant or member of its board of executive officers;

–	A UOL GROUP professional may not, except as approved in advance by us, be a supplier to the Company, represent or work for a supplier of the Company, or be a member of the board of executive officers of a supplier while working for us. In addition, a professional may not accept money or benefits of any kind in exchange for any service or consulting linked to the Company’s business.

8.	Responsibilities for compliance with the UOL S/A Code of Ethics and Conduct

Managers

All managers are responsible for knowing and communicating the UOL S/A Code of Ethics and Conduct to their teams, in addition to leading by example in its fulfillment.

Professionals

All professionals are responsible for being familiar with the UOL S/A Code of Ethics and Conduct, and acting in accordance with the guidelines and policies presented herein.

Violations: in cases of violations of this Code of Ethics and Conduct, it is incumbent upon HR at UOL S/A to conduct an investigation into the matter and hear all the parties involved, for subsequent referral of the matter to the Board of Executive Officers or the Office of the CEO, as applicable.

9.	Doubts, and whistle-blowing

If a UOL professional has a question regarding how to interpret or apply the Code of Ethics and Conduct, or identifies processes and attitudes contrary to the UOL GROUP Code of Ethics and Conduct, send an email to l-codigodeetica@uolinc.com.

The UOL GROUP Code of Ethics and Conduct is the responsibility of the Human Resources department at UOL GROUP. In the event of doubts, send an email to l-codigodeetica@uolinc.com.